Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MOCON, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-1745004, 333-134413, 333-90116, and 333-58789) on Form S-8 of MOCON, Inc. and subsidiaries (MOCON) of our report dated March 12, 2015, with respect to the consolidated balance sheets of MOCON as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, cash flows and financial statement schedule II for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of MOCON.

/s/ KPMG LLP

Minneapolis, Minnesota
March 12, 2015